UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

TURKCELL ILETISIM HIZMETLERI A.Ş.
(Name of Issuer)

Ordinary Shares, nominal value TRY 1.000 per share
(Title of Class of Securities)

900111204
(CUSIP Number)

Jonathan Muir
Letterone Investment Holdings S.A.
1-3 Boulevard de la Foire
L-1528
Luxembourg +352 2638 771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2022
(Date of Event which Requires Filing of this Statement)

With copies to:

Sally Pryce	Lorenzo Corte
Letterone Technology (UK) LLP	Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Devonshire House, One Mayfair Place	40 Bank Street
London W1J 8AJ	London E14 5DS
United Kingdom +44 20 7046 6150	United Kingdom +44 20 7519 7000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 900111204	Schedule 13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IMTIS Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 435,600,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 435,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of April 12, 2021, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2021.

CUSIP No. 900111204	Schedule 13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Mobile Telecom Investment Stichting Administratiekantoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 435,600,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 435,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of April 12, 2021, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2021.

CUSIP No. 900111204	Schedule 13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L1T UB Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of April 12, 2021, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2021.

CUSIP No. 900111204	Schedule 13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATTL Holdings UK Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of April 12, 2021, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2021.

CUSIP No. 900111204	Schedule 13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L1 Technology HeadCo S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of April 12, 2021, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2021.

CUSIP No. 900111204	Schedule 13D/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Letterone Core Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of April 12, 2021, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2021.

CUSIP No. 900111204	Schedule 13D/A	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Letterone Investment Holdings S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*	Based on 2,200,000,000 ordinary shares outstanding as of April 12, 2021, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2021.

CUSIP No. 900111204	Schedule 13D/A	Page 9 of 14 Pages

AMENDMENT NO. 24 TO SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 24 (this “Amendment”) to the Statement on Schedule 13D relates to the ordinary shares, nominal value TRY 1.00 per share of Turkcell Iletisim Hizmetleri A.Ş. (“Turkcell”).  The initial statement on Schedule 13D, previously filed jointly by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., CTF Holdings Limited, and Crown Finance Foundation on December 5, 2005, as amended (the “Statement”), is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.  The address of the principal executive office of Turkcell is Turkcell Kucukyali Plaza, Aydinevler Mahallesi Inonu Caddesi No. 20 Kucukyali Ofispark Maltepe, Istanbul, Turkey.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety with the following:

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	IMTIS Holdings S.à r.l. (“IMTIS Holdings”);

(ii)	International Mobile Telecom Investment Stichting Administratiekantoor (“IMTIS”);

(iii)	L1T UB Holdings S.à r.l. (“L1T UB Holdings”);

(iv)	ATTL Holdings UK Limited (“ATTL UK”);

(v)	L1 Technology HeadCo S.à r.l. (“L1T HeadCo”)

(vi)	Letterone Core Investments S.à r.l. (“LCIS”); and

(vii)	Letterone Investment Holdings S.A. (“LIHS”).

The Reporting Persons

IMTIS Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 9 rue de Bitbourg, L-1273, Luxembourg. The principal business of IMTIS Holdings is to function as a holding company. IMTIS Holdings is the beneficial owner of the 435,600,000 shares of Turkcell held by it (the “Shares”), cumulatively representing 19.8% of the issued and outstanding Shares of Turkcell. Current information concerning the identity and background of the directors and officers of IMTIS Holdings and persons controlling IMTIS Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

IMTIS is a foundation (stichting) incorporated under the laws of the Netherlands, with seat in Amsterdam, the Netherlands, and its registered address at Herikerbergweg 88, 1101CM Amsterdam, the Netherlands. The principal business of IMTIS is to acquire, hold, control and administer shares in IMTIS Holdings (and certain other companies from time to time), and other assets from time to time against the issuance of depositary receipts, in each case for the economic benefit of the depositary receipt holder(s). IMTIS is the sole shareholder of IMTIS Holdings. Due to its nature as a Dutch foundation (stichting), IMTIS is a legal entity (rechtspersoon) that does not have any members or shareholders. Depositary receipts issued by the foundation do not evidence ownership of the foundation, but rather reflect contractual rights of a holder of such depositary receipts in respect of certain shares or other assets. Current information concerning the identity and background of the directors and officers of IMTIS is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CUSIP No. 900111204	Schedule 13D/A	Page 10 of 14 Pages

L1T UB Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of L1T UB Holdings is to function as a holding company. L1T UB Holdings is the holder of all depositary receipts issued by IMTIS and, as such, it is entitled to the economic benefits of the underlying assets represented by the depositary receipts.

ATTL UK is a Jersey company, with its principal address at 22 Grenville Street, St. Helier, Jersey, JE4 8PX. The principal business of ATTL UK is to function as a holding company. ATTL UK is the sole shareholder of L1T UB Holdings. Current information concerning the identity and background of the directors and officers of ATTL UK and persons controlling ATTL UK is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

L1T HeadCo is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of L1T HeadCo is to function as a holding company. L1T HeadCo is the sole shareholder of ATTL UK. Current information concerning the identity and background of the directors and officers of L1T HeadCo and persons controlling L1T HeadCo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

LCIS is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LCIS is to function as a holding company. LCIS is the sole shareholder of L1T HeadCo. Current information concerning the identity and background of the directors and officers of LCIS and persons controlling LCIS is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

LIHS is a Luxembourg company (a société anonyme), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LIHS is to function as a holding company. LIHS is the sole shareholder of LCIS. Current information concerning the identity and background of the directors and officers of LIHS and persons controlling LIHS is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following at the end thereof:

On February 22, 2022, IMTIS Holdings delivered a letter to the board of directors of the Issuer (the “Board”), requesting that the Board add certain items to the agenda of the next annual general assembly meeting of the Issuer, including (a) removing each of Afif Demirkıran, Nail Olpak, Hüseyin Arslan and Sir Julian Horn-Smith from the Board, (b) electing each of Serdar Çetin, Gönenç Gürkaynak and Mevhibe Canan Özsoy, as independent directors to the Board, and Alejandro Douglass Plater, as an additional director to the Board, in each case serving for a term of one year ending on the date of the annual general meeting approving the consolidated financial statements of the Issuer for the fiscal year ending December 31, 2022, (c) approving to distribute to the Issuer’s shareholders a cash dividend in a total gross amount of 3,773,323,500 Turkish lira (1.7151470 Turkish lira per share) to the Issuer’s shareholders, payment of such cash dividend to be made on a date/on dates falling no later than six months after the date of the annual general meeting of the Issuer, (d) disclosing on an individual basis the amount of donations and contributions made by the Issuer in the 2021 fiscal year and the beneficiaries of such

CUSIP No. 900111204	Schedule 13D/A	Page 11 of 14 Pages

donations and contributions, and (d) amending articles 9, 17 and 19 of the articles of association of the Issuer to provide that, among other things, (i) the appointment and dismissal of Board Members be voted on by the general assembly on an individual basis, and (ii) the annual report of the Issuer disclose information on certain additional matters, including: (1) the remuneration and other financial rights of the Board Members and senior management on an individual basis, (2) the attendance of Board Members at Board meetings and committee meetings on an individual basis, (3) the Board’s diversity policy, targets, measures and projected timeframes for achieving such targets, and (4) the fees paid to the Issuer’s independent auditors.

On February 22, 2022, the Reporting Persons prepared an updated version of a presentation to the Issuer’s investors summarizing the Reporting Persons’ concerns with the Issuer’s operating, strategic and corporate governance failings and their plan to ensure the Issuer realizes its full potential for investors and all other stakeholders (the “Updated Investor Presentation”). The full text of the Updated Investor Presentation is attached hereto as Exhibit 99.30, and is incorporated herein by reference.

The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer regarding various strategic and operational initiatives that the Reporting Persons believe can generate value. The topics of these discussions have covered and will cover a range of issues, including recommendations relating to the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, corporate governance and environmental and social matters related to the Issuer’s business and stakeholders. The Reporting Persons may also have similar discussions with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Shares, the outcome of any discussions referenced above, actions taken by management and the Board, the Reporting Persons’ overall investment strategies and liquidity requirements, applicable legal and regulatory constraints, conditions in the securities and capital markets, and other factors that the Reporting Persons may deem relevant, the Reporting Persons may in the future consider various courses of action of the types described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 4 are hereby incorporated by reference in this Item 5.

(a) In its capacity as sole shareholder of IMTIS Holdings, IMTIS may be deemed to be the beneficial owner of the 435,600,000 Shares held by IMTIS Holdings, cumulatively representing 19.8% of the issued and outstanding Shares. IMTIS Holdings is the owner of the 435,600,000 Shares.

(b) In its capacity as sole shareholder of IMTIS Holdings, IMTIS may be deemed to have the shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 435,600,000 Shares held by IMTIS Holdings, cumulatively representing 19.8% of the issued and outstanding Shares. By virtue of its direct ownership of the 435,600,000 Shares, IMTIS Holdings has the shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, such Shares.

(c) To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Shares during the past 60 days by any of the persons named in response to Item 2.

CUSIP No. 900111204	Schedule 13D/A	Page 12 of 14 Pages

(d) As the holder of all depositary receipts issued by IMTIS, L1T UB Holdings is entitled to the economic benefits (i.e., dividend payments, other distributions and sale proceeds, in each case net of costs and taxes) deriving to IMTIS from the 435,600,000 Shares held by IMTIS Holdings. To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by them.

(e) Not applicable.

IMTIS, IMTIS Holdings, L1T UB Holdings, ATTL UK, L1T HeadCo, LCIS and LIHS may be deemed to constitute a ‘person’ or ‘group’ within the meaning of Section 13(d)(3) of the Exchange Act. Each such Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Amendment nor any of its content shall be construed as an admission of such beneficial ownership or that such Reporting Persons constitute a person or group.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.	Description
Exhibit 99.17
Joint Filing Agreement between Letterone Investment Holdings S.A., Letterone Core Investments S.à r.l., L1 Technology HeadCo S.à r.l., ATTL Holdings UK Limited, L1T UB Holdings S.à r.l., International Mobile Telecom Investment Stichting Administratiekantoor and IMTIS Holdings S.à r.l., dated January 4, 2022.*

Exhibit 99.30	Updated Investor Presentation dated February 22, 2022.

* Filed with Amendment No. 22 on January 4, 2022.

CUSIP No. 900111204	Schedule 13D/A	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: February 22, 2022	IMTIS HOLDINGS S.À R.L.

	By:	/s/ Nathan Scott Fine
	Name:	Nathan Scott Fine
	Title:	Manager

	By:	/s/ Carla Cico
	Name:	Carla Cico
	Title:	Manager

Date: February 22, 2022	INTERNATIONAL MOBILE TELECOM INVESTMENT STICHTING ADMINISTRATIEKANTOOR

	By:	/s/ Nathan Scott Fine
	Name:	Nathan Scott Fine
	Title:	Director

	By:	/s/ Carla Cico
	Name:	Carla Cico
	Title:	Director

Date: February 22, 2022	L1T UB HOLDINGS S.À R.L.

	By:	/s/ Maxime Nino
	Name:	Maxime Nino
	Title:	Manager

Date: February 22, 2022	ATTL HOLDINGS UK LIMITED

	By:	/s/ Sally Pryce
	Name:	Sally Pryce
	Title:	Director

Date: February 22, 2022	L1 TECHNOLOGY HEADCO S.À R.L.

	By:	/s/ Maxime Nino
	Name:	Maxime Nino
	Title:	Manager

Date: February 22, 2022	LETTERONE CORE INVESTMENTS S.À R.L.

	By:	/s/ Vitalij Farafonov
	Name:	Vitalij Farafonov
	Title:	Manager

CUSIP No. 900111204	Schedule 13D/A	Page 14 of 14 Pages

Date: February 22, 2022	LETTERONE INVESTMENT HOLDINGS S.A.

	By:	/s/ Vitaylij Farafonov
	Name:	Vitalij Farafonov
	Title:	Class I Director

ANNEX A

IMTIS Holdings S.à r.l.

IMTIS Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 9 rue de Bitbourg, L-1273, Luxembourg. The principal business of IMTIS Holdings is to function as a holding company.

During the past five years, IMTIS Holdings has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining IMTIS Holdings from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of IMTIS Holdings and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with IMTIS Holdings	Citizenship	Principal Occupation / Business Address(es)

Nathan Scott Fine Manager	USA
CEO and Director of Cyclo Therapeutics, Inc., 6714 NW 16th Street, Gainesville, Florida 32653, USA.

Board Member, Kenon Holdings LTD, 1 Temasek Avenue, #37-02B, Millenia Tower, Singapore 039192.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 9 rue de Bitbourg, L-1273, Luxembourg.

Carla Cico Manager	Italy
Founder and Managing Director of Arneb Partners S.r.l., Strada Castellana 30A, 37128 Verona, Italy.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 9 rue de Bitbourg, L-1273, Luxembourg.

Sally Pryce Manager	UK
Partner of Letterone Technology (UK) LLP, Devonshire House, One Mayfair Place, London W1J 8AJ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 9 rue de Bitbourg, L-1273, Luxembourg.

Manager of L1T UB Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Name and Present Position with IMTIS Holdings	Citizenship	Principal Occupation / Business Address(es)

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Member of the Board of Managers of L1 Technology Headco S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of IMTIS Holdings’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

International Mobile Telecom Investment Stichting Administratiekantoor

IMTIS is a Dutch foundation (stichting), with seat in Amsterdam, the Netherlands, and its registered address at Herikerbergweg 88, 1101CM Amsterdam, the Netherlands. The principal business of IMTIS is to acquire, hold, control and administer shares in IMTIS Holdings (and certain other companies from time to time), and other assets from time to time against the issuance of depositary receipts, in each case for the economic benefit of the depositary receipt holder(s).

During the past five years, IMTIS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining IMTIS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of IMTIS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with IMTIS	Citizenship	Principal Occupation / Business Address(es)

Nathan Scott Fine Director	USA
CEO and Director of Cyclo Therapeutics, Inc., 6714 NW 16th Street, Gainesville, Florida 32653, USA.

Board Member, Kenon Holdings LTD, 1 Temasek Avenue, #37-02B, Millenia Tower, Singapore 039192.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 9 rue de Bitbourg, L-1273, Luxembourg.

Carla Cico Director	Italy
Founder and Managing Director of Arneb Partners S.r.l., Strada Castellana 30A, 37128 Verona, Italy.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Name and Present Position with IMTIS	Citizenship	Principal Occupation / Business Address(es)

Manager of IMTIS Holdings S.à r.l., 9 rue de Bitbourg, L-1273, Luxembourg.

Sally Pryce Director	UK
Partner of Letterone Technology (UK) LLP, Devonshire House, One Mayfair Place, London W1J 8AJ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 9 rue de Bitbourg, L-1273, Luxembourg.

Manager of L1T UB Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Member of the Board of Managers of L1 Technology Headco S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of IMTIS’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

L1T UB Holdings S.à r.l.

L1T UB Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of L1T UB Holdings is to function as a holding company.

During the past five years, L1T UB Holdings has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining L1T UB Holdings from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of L1T UB Holdings and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with L1T UB Holdings	Citizenship	Principal Occupation / Business Address(es)

Maxime Nino Manager	Belgium
Manager of L1T UB Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Managers of L1 Technology Headco S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of Corporate and Administration of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Corporate and Administration of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Hardyal Singh Manager	USA
Manager of L1T UB Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Managers of L1 Technology Headco S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Tax Manager of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Tax Manager of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Sally Pryce Manager	UK
Partner of Letterone Technology (UK) LLP, Devonshire House, One Mayfair Place, London W1J 8AJ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 9 rue de Bitbourg, L-1273, Luxembourg.

Manager of L1T UB Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Name and Present Position with L1T UB Holdings	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Managers of L1 Technology Headco S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of L1T UB Holdings’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ATTL Holdings UK Limited

ATTL UK is a Jersey company, with its principal address at 22 Grenville Street, St. Helier, Jersey, JE4 8PX. The principal business of ATTL UK is to function as a holding company.

During the past five years, ATTL UK has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ATTL UK future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of ATTL UK and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with ATTL UK	Citizenship	Principal Occupation / Business Address(es)
Sally Pryce Director	UK
Partner of Letterone Technology (UK) LLP, Devonshire House, One Mayfair Place, London W1J 8AJ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 9 rue de Bitbourg, L-1273, Luxembourg.

Manager of L1T UB Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Member of the Board of Managers of L1 Technology Headco S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Name and Present Position with ATTL UK	Citizenship	Principal Occupation / Business Address(es)

Anton Kudlay Director	UK
Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

To the best of ATTL UK’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

L1 Technology HeadCo S.à r.l.

L1T HeadCo is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of L1T HeadCo is to function as a holding company.

During the past five years, L1T HeadCo has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining L1T HeadCo from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of L1T HeadCo and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with L1T HeadCo	Citizenship	Principal Occupation / Business Address(es)

Maxime Nino Manager	Belgium
Manager of L1T UB Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Managers of L1 Technology Headco S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of Corporate and Administration of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Corporate and Administration of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Hardyal Singh Manager	USA
Manager of L1T UB Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Managers of L1 Technology Headco S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Tax Manager of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Name and Present Position with L1T HeadCo	Citizenship	Principal Occupation / Business Address(es)

Tax Manager of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Sally Pryce Manager	UK
Partner of Letterone Technology (UK) LLP, Devonshire House, One Mayfair Place, London W1J 8AJ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Managing Director of International Mobile Telecom Investment Stichting Administratiekantoor, Herikerbergweg 88, 1101CM Amsterdam, the Netherlands.

Manager of IMTIS Holdings S.à r.l., 9 rue de Bitbourg, L-1273, Luxembourg.

Manager of L1T UB Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Member of the Board of Managers of L1 Technology Headco S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of L1T HeadCo’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Core Investments S.à r.l.

LCIS is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LCIS is to function as a holding company.

During the past five years, LCIS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LCIS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LCIS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with LCIS	Citizenship	Principal Occupation / Business Address(es)
Jonathan Muir Manager	UK
Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Member of the Board of Directors, L1R HB Holdings Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Vitalij Farafonov Manager	UK
Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Mikhail Fridman Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Supervisory Board of VEON Ltd., Claude Debussylaan 88, 1082 MD, Amsterdam, The Netherlands.

Supervisory Board Member, X5 Retail Group N.V., Prins Bernhardplein 200 1097 JB Amsterdam, The Netherlands.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Name and Present Position with LCIS	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Directors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

German Khan Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Supervisory Board of Wintershall DEAGmbH, Überseering 40, 22297 Hamburg, Germany.

Alexey Kuzmichev Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Petr Aven Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Chairman of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Chairman of the Board of Directors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

Chairman of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, Moscow 115162, Russian Federation.

Member of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Andrey Kosogov Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Name and Present Position with LCIS	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

Member of the Board of Directors of Alfa-Bank (Kazakhstan), 57A Masanchi Street, Almaty, 050012, Kazakhstan.

Member of the Board of Directors of Alfa-Capital Management Company LLC., 32/1, Sadovaya-Kudrinskaya Street, Moscow 123001, Russian Federation.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Member of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russian Federation.

Lord Davies of Abersoch Class I Director	UK
Chairman of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Chairman of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Chairman of Corsair Capital LLP (and investee companies), 25 St James’s Street, London, SW1A 1HA, UK.

Chairman of Cydar Limited, Bulbeck Mill, Mill Lane, Barrington, Cambs, CB22 7QY, UK.

Chairman of Byhiras, 23 Austin Friars, London, EC2N 2QP, UK.

Member of the Board of Directors of Talentbanq Limited, Suite D, 8 The Causeway, Teddington, TW11 0HE, UK.

Chairman of Double Dutch Ltd, 22-25 Portman Close, London W1H 6HS, UK.

Non-executive Director and Chairman, Intermediate Capital Group plc (ICG), Juxon House, 100 St Paul’s Churchyard, London EC4M 8BU, UK.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Chairman of Artfarm Group Limited, Stockwell House, 13 High Street, Bruton, Somerset, United Kingdom, BA10 0AB.

Name and Present Position with LCIS	Citizenship	Principal Occupation / Business Address(es)

Director and Chairman of Jab Boxing Ltd, Acre House, 11/15 William Road, London NW1 3ER.

Director and Chairman of Morpheus Risk Ltd, 5 Wensley Close, London, N11 3GU.

Director and Chairman of Starstock Ltd, Dane Mill, Broadhurst Lane, Congelton Cheshire CW2 1LA.

Director of T0day Ltd, The Foundary, 77 Fulham Palace Road, London W6 8AF.

Director of Tramsheds (Holdings) Ltd, Tramshed Tech, Pendyris Street, Cardiff CF11  6BH.

Director of Tramsheds (Cardiff) Ltd, Tramshed Tech, Pendyris Street, Cardiff CF11 6BH.

Director of Machroes (Holdings) Ltd, 5 Wensley Close, London N11 3GU.

Wulf von Schimmelmann Class I Director	Germany
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors, L1R HB Holdings Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Member of the Supervisory Board, Maxingvest AG, Hamburg, Germany, Alter Waldram 17/18, 20457 Hamburg, Germany.

Member of the Board of Directors, Thomson Reuters, Toronto, Canada, 65 Queen Street West, Toronto, Ontario M5H 2M8, Canada.

To the best of LCIS’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Investment Holdings S.A.

LIHS is a Luxembourg company (a société anonyme), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LIHS is to function as a holding company.

During the past five years, LIHS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LIHS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LIHS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Mikhail Fridman Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Supervisory Board of VEON Ltd., Claude Debussylaan 88, 1082 MD, Amsterdam, The Netherlands.

Supervisory Board Member, X5 Retail Group N.V., Prins Bernhardplein 200 1097 JB Amsterdam, The Netherlands.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Member of the Board of Directors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

German Khan Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Supervisory Board of Wintershall DEAGmbH, Überseering 40, 22297 Hamburg, Germany.

Alexey Kuzmichev Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Petr Aven Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Chairman of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Chairman of the Board of Directors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

Member of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, Moscow 115162. Russian Federation.

Chairman of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Andrey Kosogov Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors, Alfa Bank (Russia),  27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

Member of the Board of Directors of Alfa-Bank (Kazakhstan), 57A Masanchi Street, Almaty, 050012, Kazakhstan.

Member of the Board of Directors of Alfa-Capital Management Company LLC., 32/1, Sadovaya-Kudrinskaya Street, Moscow 123001, Russian Federation.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Member of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russian Federation.

Jonathan Muir Class I Director	UK
Member of the Board of Directors and Chief Executive Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Member of the Board of Directors, L1R HB Holdings Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Lord Davies of Abersoch Class I Director	UK
Chairman of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Chairman of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Chairman of Corsair Capital LLP (and investee companies), 25 St James’s Street, London, SW1A 1HA, UK.

Chairman of Cydar Limited, Bulbeck Mill, Mill Lane, Barrington, Cambs, CB22 7QY, UK.

Chairman of Byhiras, 23 Austin Friars, London, EC2N 2QP, UK.

Member of the Board of Directors of Talentbanq Limited, Suite D, 8 The Causeway, Teddington, TW11 0HE, UK.

Chairman of Double Dutch Ltd, 22-25 Portman Close, London W1H 6HS, UK.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Chairman of Artfarm Group Limited, Stockwell House, 13 High Street, Bruton, Somerset, United Kingdom, BA10 0AB.

Non-executive Director and Chairman, Intermediate Capital Group plc (ICG), Juxon House, 100 St Paul’s Churchyard, London EC4M 8BU, UK.

Director and Chairman of Jab Boxing Ltd, Acre House, 11/15 William Road, London NW1 3ER.

Director and Chairman of Morpheus Risk Ltd, 5 Wensley Close, London, N11 3GU.

Director and Chairman of Starstock Ltd, Dane Mill, Broadhurst Lane, Congelton Cheshire CW2 1LA.

Director of T0day Ltd, The Foundary, 77 Fulham Palace Road, London W6 8AF.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Director of Tramsheds (Holdings) Ltd, Tramshed Tech, Pendyris Street, Cardiff CF11  6BH.

Director of Tramsheds (Cardiff) Ltd, Tramshed Tech, Pendyris Street, Cardiff CF11 6BH.

Director of Machroes (Holdings) Ltd, 5 Wensley Close, London N11 3GU.

Vitalij Farafonov Class I Director	UK
Member of the Board of Directors and Chief Operating Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Wulf von Schimmelmann Class I Director	Germany
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Managers of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors, L1R HB Holdings Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Member of the Supervisory Board, Maxingvest AG, Hamburg, Germany, Alter Waldram 17/18, 20457 Hamburg, Germany.

Member of the Board of Directors, Thomson Reuters, Toronto, Canada, 65 Queen Street West, Toronto, Ontario M5H 2M8, Canada.

Richard Burt Class I Director	USA
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Deutsche Bank’s Germany Funds closed-end fund group: The New Germany Fund, Inc. , Deutsche Investment Management Americas Inc., 345 Park Avenue, New York, NY 10154, USA.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Director of UBS family of mutual funds: UBS Global Asset Management (US) Inc., 51 West 52nd Street New York, New York 10019-6114, USA.

To the best of LIHS’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.